Exhibit 16.1

[KPMG LLP Letterhead]

August 10, 2004

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for First Citizens BancShares, Inc. (“FCB”) and, under the date of February 20, 2004, we reported on the consolidated financial statements of FCB as of and for the years ended December 31, 2003 and 2002. On August 4, 2004, our appointment as principal accountants was terminated. We have read First Citizens BancShares Inc.’s statements included under Item 4 of its Form 8-K dated August 4, 2004, and we agree with such statements, except that we are not in a position to agree or disagree with the description of the appointment by the Audit Committee of Dixon Hughes PLLC.

Very truly yours,

/S/ KPMG LLP